Simplified Mortgage Example

Sit U.S. Government Securities Fund (SNGVX) invests primarily in seasoned, high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$114,000	–	$100,000	=	$14,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	—	$0	=	$6,000	5.26%
2)	One-fifth is refinanced after 6 months	$5,400	—	$2,800	=	$2,600	2.28%
3)	Half is refinanced after 6 months	$4,500	—	$7,000	=	-$2,500	-2.19%
4)	All is refinanced after 6 months	$3,000	—	$14,000	=	-$11,000	-9.65%

Source: Sit Investment Associates

Disclosure Page

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or by calling 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or by calling 800-332-5580.